Filed Pursuant to Rule 253(g)(2)
File No. 024-11254

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 18 DATED MAY 7, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan - Point Martin, LLC

On May 30, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, a first mortgage bridge loan with a maximum principal balance of $9,900,000 (the “Point Martin Senior Loan”). The borrower, Point Martin, LLC, a California limited liability company ("Point Martin"), used the loan proceeds to purchase 720,247 square feet of land entitled for 133 single-family homes located at Farrier Place and Steve Courter Way, Daly City, CA 94014 (the "Point Martin Property"). Point Martin’s original business plan was to obtain full, unappealable entitlements, and sell the Point Martin Property to a builder. Details of the loan acquisition can be found here.

On September 23, 2019, we reported that Point Martin had obtained unappealable entitlements for 133 townhomes for the Point Martin Property and executed a loan modification increasing the principal balance of the Point Martin Senior Loan by $6,000,000, to $15,900,000 (the “Point Martin Modified Senior Loan”). Details of this loan modification can be found here.

On May 3, 2021, Point Martin paid off the investment for the full amount of principal, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 11.0%. Point Martin repaid the Point Martin Modified Senior Loan by selling the property to a national homebuilder.